SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of December, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Director Shareholding


                                 SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   NAME OF COMPANY

     XENOVA GROUP PLC


2)   NAME OF DIRECTOR

     a)   DAVID OXLADE
     b)   DANIEL ABRAMS
     c)   JOHN WATERFALL


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     AS 2 ABOVE


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     AS 2 ABOVE


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     GRANT OF SHARE OPTIONS - SEE 17


7)   Number of shares/amount of
     stock acquired

     N/A


8)   Percentage of issued Class

     N/A


9)   Number of shares/amount
     of stock disposed

     N/A


10)  Percentage of issued Class

     N/A


11)  Class of security

     N/A


12)  Price per share

     N/A


13)  Date of transaction

     N/A


14)  Date company informed

     N/A


15)  Total holding following this notification

     N/A


16)  Total percentage holding of issued class following this notification

     N/A


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     5/12/2003


18)  Period during which or date on which exercisable

     3 YEAR VESTING - EXERCISABLE 5/12/2006 - 4/12/2013
     5 YEAR VESTING - EXERCISABLE 5/12/2008 - 4/12/2013


19)  Total amount paid (if any) for grant of the option

     NIL


20)  Description of shares or debentures involved: class, number.

     ORDINARY SHARES OF 10P EACH:

          3 YEAR          5 YEAR

     a)   450000          150000
     b)   375000          125000
     c)   300000          100000


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     11.25P


22) Total number of shares or debentures over which options held following this notification

     a)   2430252
     b)   1487118
     c)   1098251


23)  Any additional information

     N/A


24)  Name of contact and telephone number for queries

     SANDRA PRICKETT
     01753 706600

25) Name and signature of authorised company official responsible for making this notification

     JON DAVIES


     Date of Notification

     08 DECEMBER 2003


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)


                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 8 December 2003